VerifyMe, Inc.

75 S. Clinton Ave., Suite 510

Rochester, NY 14604

June 15, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VerifyMe, Inc. Registration Statement on Form S-1 (File No. 333-234155)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, VerifyMe, Inc., a Nevada corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-234155) filed with the U.S. Securities and Exchange Commission on October 10, 2019, as amended, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on Wednesday, June 17, 2020, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean, Esq. of Harter Secrest & Emery LLP, counsel to the Registrant, at (585) 231-1248.

Very truly yours,

VerifyMe, Inc.

By:	/s/ Patrick White
Patrick White
President and Chief Executive Officer